UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE CHARLES SCHWAB CORPORATION

(Name of Subject Company (Issuer))

THE CHARLES SCHWAB CORPORATION (ISSUER)

(Names of Filing Persons (Issuer and Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

808513-10-5

(CUSIP Number of Class of Securities)

Joseph R. Martinetto

Executive Vice President and Chief Financial Officer

The Charles Schwab Corporation

120 Kearny Street

San Francisco, California 94108

(415) 636-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Lawrence B. Rabkin, Esq.

Teresa L. Johnson, Esq.

Edward A. Deibert, Esq.

Howard Rice Nemerovski Canady Falk & Rabkin,

A Professional Corporation

Three Embarcadero Center, 7th Floor

San Francisco, California 94111

(415) 434-1600

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$1,890,000,000.00	$58,023.00

(1)	Estimated solely for purposes of calculating the filing fee, based on the purchase of 84,000,000 shares of common stock at the maximum tender offer price of $22.50 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $30.70 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$58,023.00	Filing Party:	The Charles Schwab Corporation
Form or Registration No.:	Schedule TO	Date Filed:	July 3, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTION

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on July 3, 2007, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on July 25, 2007 (collectively, the “Schedule TO”), by The Charles Schwab Corporation, a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its offer to purchase up to 84 million shares of its common stock, par value $0.01 per share, at a purchase price not greater than $22.50 nor less than $19.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 3, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (the Offer to Purchase together with the Letter of Transmittal, as they may be amended and supplemented from time to time, constitute the “Offer”).

The information contained in the Offer is expressly incorporated into this Amendment No. 2 by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Exchange Act.

Item 11. Additional Information.

(b) Other Material Information.

The information set forth in Item 11(b) of the Schedule TO is hereby amended and supplemented by adding the following:

On August 1, 2007, the Company issued a press release announcing the preliminary results of the Offer, which expired at 12:00 midnight, Eastern Time, on Tuesday, July 31, 2007. A copy of the press release is filed as Exhibit (a)(5)(A) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following:

(a)(5)(A)   Press Release dated August 1, 2007.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2007	THE CHARLES SCHWAB CORPORATION

	By:	/s/ Joseph R. Martinetto
Joseph R. Martinetto
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated July 3, 2007.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Press Release dated July 2, 2007, incorporated by reference to the Company’s Statement on Schedule TO filed July 2, 2007.

(a)(1)(G)*	Summary Advertisement published in The Wall Street Journal on July 3, 2007.

(a)(1)(H)*	Form of Letter to Participants in The SchwabPlan Retirement Savings and Investment Plan Holding Units of the 401(k) Equity Unit Fund.

(a)(1)(I)*	Form of Letter to Participants in The SchwabPlan Retirement Savings and Investment Plan Holding Units of the ESOP Equity Unit Fund.

(a)(1)(J)*	Form of Memo to Equity Plan Participants.

(a)(1)(K)*	Form of Letter to Clients of Charles Schwab.

(a)(1)(L)*	Participants in The SchwabPlan Retirement Savings and Investment Plan – Questions and Answers.

(a)(1)(M)*	Charles Schwab Stock Tender Offer – General Employee Questions and Answers.

(a)(1)(N)*	Charles Schwab Stock Tender Offer – Internal Use Questions and Answers.

(a)(1)(O)*	Voice Response and Website Announcement for The SchwabPlan Retirement Savings and Investment Plan.

(a)(2)-(4)	Not applicable.

(a)(5)(A)**	Press Release dated August 1, 2007.

(b)	Not applicable.

(d)(1)	Registration Rights and Stock Restriction Agreement, dated as of March 31, 1987, between the Company and the holders of the Common Stock, filed as Exhibit 4.23 to the Company’s Registration Statement No. 33-16192 on Form S-1 and incorporated herein by reference.

(d)(2)	Restatement of Assignment and License, as amended January 25, 1988, among Charles Schwab & Co., Inc., Charles R. Schwab and the Company, filed as Exhibit 10.72 to the Company’s Form 10-K for the year ended December 31, 2004 and incorporated herein by reference.

(d)(3)	Trust Agreement under the Charles Schwab Profit Sharing and Employee Stock Ownership Plan, effective November 1, 1990, dated October 25, 1990, filed as Exhibit 10.87 to the Company’s Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.

(d)(4)	First Amendment to the Trust Agreement under the Charles Schwab Profit Sharing and Employee Stock Ownership Plan, effective January 1, 1992, dated December 20, 1991, filed as Exhibit 10.101 to the Company’s Form 10-K for the year ended December 31, 2006 and incorporated herein by reference.

(d)(5)	Second Amendment to the Trust Agreement for the Charles Schwab Profit Sharing and Employee Stock Ownership Plan effective July 1, 1992, dated June 30, 1992, filed as Exhibit 10.116 to the Company’s Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference.

(d)(6)	Third Amendment to the Trust Agreement for the Charles Schwab Profit Sharing and Employee Stock Ownership Plan effective January 1, 1996, dated May 8, 1996 filed as Exhibit 10.169 to the Company’s Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference.

(d)(7)	Fourth Amendment to the Trust Agreement for the Charles Schwab Profit Sharing and Employee Stock Ownership Plan effective January 1, 1998, filed as Exhibit 10.202 to the Company’s Form 10-K for the year ended December 31, 2003 and incorporated herein by reference.

(d)(8)	The Charles Schwab Corporation Employee Stock Incentive Plan, restated and amended as of September 20, 2001 (supersedes Exhibit 10.190), filed as Exhibit 10.226 to the Company’s Form 10-K for the year ended December 30, 2006 and incorporated herein by reference.

(d)(9)	The Charles Schwab Corporation 1987 Stock Option Plan, amended and restated as of September 25, 2002, with form of Non-Qualified Stock Option Agreement attached (supersedes Exhibit 10.222), filed as Exhibit 10.242 to the Company’s Form 10-K for the quarter ended September 30, 2002 and incorporated herein by reference.

(d)(10)	The Charles Schwab Corporation 1987 Executive Officer Stock Option Plan, amended and restated as of September 25, 2002, with form of Non-Qualified Stock Option Agreement attached (supersedes Exhibit 10.223), filed as Exhibit 10.243 to the Company’s Form 10-Q for the quarter ended September 30, 2002 and incorporated herein by reference.

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(d)(11)	The Charles Schwab Corporation 1992 Stock Incentive Plan, amended and restated as of September 25, 2002 (supersedes Exhibit 10.224), filed as Exhibit 10.244 to the Company’s Form 10-Q for the quarter ended September 30, 2002 and incorporated herein by reference.

(d)(12)	The Charles Schwab Corporation 2001 Stock Incentive Plan, restated to include amendments through May 2003 (supersedes Exhibit 10.248), filed as Exhibit 10.251 to the Company’s Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.

(d)(13)	The Charles Schwab Corporation Long-Term Incentive Plan, filed as Exhibit 10.252 to the Company’s Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.

(d)(14)	Employment Agreement dated as of March 31, 2003 between the Company and Charles R. Schwab (supersedes Exhibit 10.149), filed as Exhibit 10.253 to the Company’s Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.

(d)(15)	The Charles Schwab Corporation Deferred Compensation Plan II, effective December 9, 2004, filed as Exhibit 10.264 to the Company’s Form 10-K for the year ended December 31, 2004 and incorporated herein by reference.

(d)(16)	The Charles Schwab Corporation Directors’ Deferred Compensation Plan II, effective December 9, 2004, filed as Exhibit 10.265 to the Company’s Form 10-K for the year ended December 31, 2004 and incorporated herein by reference.

(d)(17)	Form of Notice and Restricted Stock Agreement for Non-Employee Directors Under The Charles Schwab Corporation 2004 Stock Incentive Plan, filed as Exhibit 10.266 to the Company’s Form 10-K for the year ended December 31, 2004 and incorporated herein by reference.

(d)(18)	Form of Notice and Restricted Stock Unit Agreement for Non-Employee Directors Under The Charles Schwab Corporation 2004 Stock Incentive Plan, filed as Exhibit 10.267 to the Company’s Form 10-K for the year ended December 31, 2004 and incorporated herein by reference.

(d)(19)	Form of Notice and Stock Option Agreement for Non-Employee Directors Under The Charles Schwab Corporation 2004 Stock Incentive Plan, filed as Exhibit 10.268 to the Company’s Form 10-K for the year ended December 31, 2004 and incorporated herein by reference.

(d)(20)	Form of Notice and Non-Qualified Stock Option Agreement Under The Charles Schwab Corporation 2004 Stock Incentive Plan, filed as Exhibit 10.269 to the Company’s Form 10-K for the year ended December 31, 2004 and incorporated herein by reference.

(d)(21)	Form of Notice and Restricted Stock Agreement Under The Charles Schwab Corporation 2004 Stock Incentive Plan, filed as Exhibit 10.270 to the Company’s Form 10-K for the year ended December 31, 2004 and incorporated herein by reference.

(d)(22)	The Charles Schwab Corporation Directors’ Deferred Compensation Plan, as amended through December 8, 2004 (supersedes Exhibit 10.215), filed as Exhibit 10.271 to the Company’s Form 10-K for the year ended December 31, 2004 and incorporated herein by reference.

(d)(23)	The Charles Schwab Corporation Deferred Compensation Plan, as amended through December 8, 2004 (supersedes Exhibit 10.257), filed as Exhibit 10.272 to the Company’s Form 10-K for the year ended December 31, 2004 and incorporated herein by reference.

(d)(24)	The Charles Schwab Corporation Corporate Executive Bonus Plan, restated to include amendments approved at the Annual Meeting of Stockholders on May 19, 2005 (supersedes Exhibit 10.240), filed as Exhibit 10.277 to the Company’s Form 10-Q for the quarter ended June 30, 2005 and incorporated herein by reference.

(d)(25)	The Charles Schwab Corporation 2004 Stock Incentive Plan, restated to include amendments approved at the Annual Meeting of Stockholders on May 19, 2005 (supersedes Exhibit 10.259), filed as Exhibit 10.278 to the Company’s Form 10-Q for the quarter ended June 30, 2005 and incorporated herein by reference.

(d)(26)	Form of Notice and Premium-Priced Stock Option Agreement under The Charles Schwab Corporation 2004 Stock Incentive plan, filed as Exhibit 10.282 to the Company’s Form 10-Q for the quarter ended September 30, 2005 and incorporated herein by reference.

(d)(27)	The Charles Schwab Severance Pay Plan, as Amended and Restated Effective January 1, 2006, including Amendment Numbers 1 and 2 (supersedes Exhibit 10.260), filed as Exhibit 10.284 to the Company’s Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.

(d)(28)	Amendment to The Charles Schwab Corporation Long Term Incentive Plan, filed as Exhibit 10.285 to the Company’s Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.

(d)(29)	Form of Notice and Restricted Stock Agreement for Walter W. Bettinger under The Charles Schwab Corporation 2004 Stock Incentive Plan dated February 20, 2007, filed as Exhibit 10.289 to the Company’s Form 10-Q for the quarter ended March 31, 2007 and incorporated herein by reference.

(d)(30)	Summary of Non-Employee Director Compensation (supersedes Exhibit 10.274), filed as Exhibit 10.290 to the Company’s Form 10-Q for the quarter ended March 31, 2007 and incorporated herein by reference.

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(d)(31)*	Stock Purchase Agreement by and among the Company, Charles R. Schwab, Helen O. Schwab, The Charles & Helen Schwab Living Trust, HOS Family Partners, LLC, 188 Partners LP, and the Charles & Helen Schwab Foundation, dated as of July 2, 2007.

(d)(32)	The Charles Schwab Corporation Employee Stock Purchase Plan filed as Exhibit 99.1 to the Company’s Registration Statement No. 33-144303 on Form S-8 and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule TO on July 3, 2007.
**	Filed herewith.

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